SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   SCHEDULE TO

            Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

                                 FINAL AMENDMENT

                   LAZARD ALTERNATIVE STRATEGIES FUND, L.L.C.
                                (Name of Issuer)

                   LAZARD ALTERNATIVE STRATEGIES FUND, L.L.C.
                      (Name of Person (s) Filing Statement)

                       LIMITED LIABILITY COMPANY INTERESTS
                         (Title of Class of Securities)

                                       N/A
                      (CUSIP Number of Class of Securities)

                                 Michael S. Rome
                   Lazard Alternative Strategies Fund, L.L.C.
                              30 Rockefeller Plaza
                          New York, New York 10112-6300
                            Telephone: (212) 632-1584


   (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                                 With a copy to:
                            Kenneth S. Gerstein, Esq.
                            Schulte Roth & Zabel LLP
                                919 Third Avenue
                            New York, New York 10022
                                 (212) 756-2533

                                   May 7, 2004
                       (Date Tender Offer First Published,
                       Sent or Given to Security Holders)



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                            CALCULATION OF FILING FEE

------------------------- ---------------- ------------------------   ---------
Transaction Valuation:    $20,000,000(a)     Amount of Filing Fee      $2,534(b)
------------------------- ---------------- ------------------------   ---------

(a) Calculated as the aggregate maximum purchase price for limited liability company interests.

(b)   Calculated at $126.70 per $1,000,000 of the Transaction Valuation.

[x] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $2,534
Form or Registration No:  SCHEDULE TO, REGISTRATION NO. 005-78233
Filing Party:  LAZARD ALTERNATIVE STRATEGIES FUND, L.L.C.
Date Filed:  May 7, 2004

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]   third-party tender offer subject to Rule 14d-1.

[x]   issuer tender offer subject to Rule 13e-4.

[ ]   going-private transaction subject to Rule 13e-3.

[ ]   amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [x].

         This final amendment relates to the Issuer Tender Offer Statement on Schedule TO (the "Statement") originally filed May 7, 2004 by Lazard Alternative Strategies Fund, L.L.C. (the "Fund") in connection with an offer by the Fund to purchase up to $20,000,000 of interests in the Fund ("Interests") on the terms and subject to the conditions set forth in the Offer to Purchase and the related Letter of Transmittal. Copies of the Offer to Purchase and Letter of Transmittal were previously filed as Exhibits B and C to the Statement on May 7, 2004.

         This is the final amendment to the Statement and is being filed to report the results of the Offer. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Offer to Purchase.

         The following information is furnished pursuant to Rule 13e-4(c)(4):

         1.  The Offer expired at 12:00 midnight, Eastern Time, on June 4, 2004.

         2. The Valuation Date of the Interests tendered pursuant to the Offer was June 30, 2004.

         3. $10,000 in Interests were validly tendered and not withdrawn prior to the expiration of the Offer, and all of those Interests were accepted for purchase by the Fund in accordance with the terms of the Offer.

         4. The payment of the purchase price for the Interests tendered was made in the form of cash given on July 6, 2004 to each Member who tendered Interests that were accepted for purchase by the Fund in accordance with the terms of the Offer.

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                              LAZARD ALTERNATIVE
                                              STRATEGIES FUND, L.L.C.

                                              By:    /S/  MICHAEL S. ROME
                                                 ---------------------------
                                                 Name:   Michael S. Rome
                                                 Title:  Authorized Signatory
July 21, 2004